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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                     For the month of   NOVEMBER       , 2002.
                                      ----------------

                             VHQ ENTERTAINMENT INC.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

              6201 - 46th Avenue, Red Deer, Alberta Canada T4N 6Z1
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
         Form 20-F   X    Form 40-F
                  -------           --------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes         No   X
            -------    -------

         If "Yes" is marked,  indicate below the file number  assigned to the
registrant in connection with Rule 12g3-2(b):   82-_____________

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.



                                       VHQ ENTERTAINMENT INC.
                                       ------------------------------------
                                                 (Registrant)

         Date  January 7, 2003         By  /s/ TREVOR M. HILLMAN
             -------------------          ---------------------------------
                                                (Signature)1
                                          Trevor M. Hillman
                                          Chief Executive Officer






--------
1 Print the name and title of the signing officer under his signature.

                   [VHQ WHERE ENTERTAINMENT BEGINS!(TM) logo]



             VHQ ENTERTAINMENT INC. ANNOUNCES CHANGES TO ITS BOARD

Calgary, AB/ November 25, 2002/ BCE Emergis/ VHQ Entertainment Inc. (TSX: VHQ) announces that the management of VHQ has made certain changes to the slate of nominees to be proposed by it for election to VHQ's board of directors at VHQ's upcoming shareholder meeting to be held on November 27, 2002.

Management had initially  proposed in its management  proxy circular that Trevor
M. Hillman, Gregg C. Johnson and Catherine J. McDonough be nominated for election to the board of directors of VHQ at the shareholder meeting. Management now proposes that Trevor M. Hillman, Catherine J. McDonough, Peter A. Lacey, Timothy J. Sebastian and Gordon R. Hillman be nominated for election as directors of VHQ at the shareholder meeting. Trevor M. Hillman is the Chief Executive Officer, Chairman of the Board and a director of VHQ. Catherine J. McDonough is a current director of VHQ and is unrelated to management. Peter A. Lacey is the President and Chief Executive Officer of Cervus Corporation, a public company based in Red Deer, Alberta with its shares listed on the TSX Venture Exchange. He is also a current director of VHQ and is unrelated to management. Peter A. Lacey had originally indicated that he would not stand for re-election at the shareholder meeting but has since agreed to serve another term. Timothy J. Sebastian is a lawyer with the law firm of Bryan & Company in Edmonton, Alberta. He is also currently the Corporate Secretary of VHQ but it is anticipated that he will resign from that position upon his election to the board of directors of VHQ. Gordon R. Hillman is currently the President of Hillman Holdings Ltd., a private property development company based in Red Deer, Alberta. Previously, Gordon R. Hillman owned and operated a chain of 23 video stores in Alberta prior to selling that business to a U.S. company. Gordon R. Hillman is not considered unrelated to management since he is the father of Trevor M. Hillman, VHQ's Chief Executive Officer and Chairman of the Board. Gregg Johnson has resigned as a director of VHQ. However, Mr. Johnson remains the current President and Chief Operating Officer of VHQ.

The common shares of VHQ are listed on the Toronto Stock Exchange and trade under the symbol "VHQ". The corporate governance guidelines of the Toronto Stock Exchange state that a majority of the board of directors of a listed company should be comprised of "unrelated directors". Of the individuals now proposed for election to the board, following the shareholder meeting three will be unrelated directors (Catherine J. McDonough, Peter A. Lacey and Timothy J. Sebastian) and two will be related directors (Trevor M. Hillman and Gordon R. Hillman).

VHQ Entertainment Inc. is a rapidly growing video and home entertainment retailer that operates a chain of 49 wholly owned urban and rural retail stores, each offering a large selection of diverse home entertainment products, including movies, music, games ... and more. VHQ's corporate website is located at WWW.VHQ.CA and the company's filings can be viewed at HTTP://WWW.SEDAR.COM. The common shares of VHQ are listed and posted for trading on the Toronto Stock Exchange under the trading symbol "VHQ".

FOR FURTHER INFORMATION PLEASE CONTACT

TREVOR M. HILLMAN - CHIEF EXECUTIVE OFFICER

Telephone:       (403) 346-8119
Fax:             (403) 309-5511
E-mail:          trevorh@vhq.ca


        THE TORONTO STOCK EXCHANGE HAS NEITHER APPROVED NOR DISAPPROVED
                        THE INFORMATION CONTAINED HEREIN.